MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Financial Statements for the three and nine months ended September 30, 2013 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to November 7, 2013.
Pengrowth’s third quarter and year to date results for 2013 are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt and "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate, "AECO" refers to Alberta natural gas price point, "AESO" refers to Alberta power price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administrative expenses, and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities, our ability to complete divestments to generate cash to repay debt and fund capital projects. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	2

expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Financial Statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited Financial Statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position. During the second quarter of 2013, Pengrowth’s Asset Retirement Obligation ("ARO") risk free discount rate changed from 2.5 percent to 2.9 percent due to an increase in the long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. There were no other changes to Pengrowth’s critical accounting estimates in the nine months ended September 30, 2013. For more information refer to the December 31, 2012 annual report.
COMPARATIVE FIGURES
As of January 1, 2013 certain technical support costs, previously included in operating expenses, are included in General and Administrative ("G&A") expenses. Comparative figures for G&A and operating expenses including the netback calculations have been adjusted accordingly with no impact on net income (loss). Management believes that these presentation changes better reflect Pengrowth’s operating results. As required under IFRS, changes in the accounting for the NAL Energy Corporation business acquisition, completed on May 31, 2012 ("NAL Acquisition"), that arose in the fourth quarter of 2012 were adjusted retrospectively to the second quarter of 2012. Net income and basic and diluted earnings per share comparative figures for the nine months ended September 30, 2012 have been adjusted accordingly.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses Funds Flow from Operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	3

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Statements of Cash Flow.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA") and Total Debt to Total Capitalization. Total Debt is the sum of working capital and long term debt including convertible debentures as shown on the Balance Sheets, and Total Capitalization is the sum of Total Debt and Shareholders’ Equity.
Payout Ratio and Net Payout Ratio are terms used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations. Net Payout Ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment plan divided by Funds Flow from Operations. Management believes that, in addition to net income (loss), Adjusted Net Income (Loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity mark to market gains and losses, non-cash mark to market gains and losses on investments, unrealized foreign exchange gains and losses and gains on acquisitions that may significantly impact net income (loss) from period to period. Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not Funds Flow from Operations.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	4

2013 GUIDANCE AND THIRD QUARTER OF 2013 FINANCIAL HIGHLIGHTS
Pengrowth has taken several measures to safeguard its dividend, maintain its financial and balance sheet strength and provide additional flexibility to develop the Lindbergh thermal project. These measures include selling non-core properties, expanding commodity risk management activities and managing interest costs through term debt markets.
The following table provides a summary of actual results for the three and nine months ended September 30, 2013, and 2013 Guidance. Commencing January 1, 2013, financial and operating results from the Lindbergh thermal pilot are reflected in Pengrowth’s operating results. Prior to 2013, Lindbergh thermal pilot results were capitalized. The financial and operating results from property dispositions are included in Pengrowth’s results up to closing of each disposition.

	Actual Sept 30, 2013
	Three months ended	Nine months ended	2013 Previous Guidance	2013 Updated Guidance (1)
Production (boe/d)	83,275	86,938	82,000 - 84,000	82,000 - 84,000
Royalty expense (% of sales) (2)	17.5	17.5	17.0	17.0
Operating expense ($/boe)	16.39	15.73	14.75	15.70
G&A expense (cash & non-cash) ($/boe)	3.18	3.31	3.50	3.50
Capital expenditures ($ millions)	176.2	456.1	770	770

(1)	Guidance updated November 7, 2013 with the third quarter results release.

(2)	Royalty expense as a % of sales includes the impact of commodity risk management contracts.
Third quarter 2013 production was at the mid-point of full year production Guidance. Year to date production exceeded Guidance as the full impact of the property dispositions will not be reflected until the fourth quarter. Pengrowth remains on track to achieve its 2013 full year production Guidance.
Royalty expense as a percentage of sales was in line with 2013 Guidance during both the third quarter and the first nine months of 2013.
Third quarter operating expense of $16.39/boe was higher than anticipated largely as a result of significantly higher than budgeted power prices, higher non-operated partner expenses, taxes and fees, and increased fluid trucking costs. As many of these items are expected to continue to affect operating costs in the fourth quarter, Pengrowth has revised its 2013 full year operating expense Guidance to $15.70/boe.
Third quarter G&A expense of $3.18/boe was lower than Guidance mainly due to lower staff costs in the third quarter. Year to date G&A expense per boe was also lower than Guidance due to lower costs and higher production, but it is expected to be in line with Guidance as the impact of the asset dispositions is fully incorporated in the fourth quarter and full year production volumes.
Capital expenditures amounted to $176.2 million and $456.1 million for the third quarter and the first nine months of 2013, including $93.9 million and $170.4 million at Lindbergh, respectively. Lindbergh spending began ramping up with the start of drilling and facility construction at the end of the third quarter of 2013.
FINANCIAL HIGHLIGHTS

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Production (boe/d)	83,275	87,909	94,284	86,938	82,965
Capital expenditures	176.2	113.9	110.6	456.1	373.5
Funds flow from operations	161.5	146.0	141.1	455.0	349.1
Operating netback ($/boe) (1) (2)	27.10	24.44	22.25	25.41	22.07
Adjusted net loss (3)	(108.2)	(37.2)	(18.8)	(146.5)	(113.8)
Net income (loss) (4)	(107.3)	(53.4)	(23.8)	(225.8)	13.7

(1)	Includes the impact of realized commodity risk management contracts.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	See definition under section "Non-GAAP Financial Measures".

(4)
As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospectively to the second quarter of 2012. This impacts the disclosure for the nine months ended September 30, 2012.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	5

Funds Flow from Operations

($ millions)	Q2/13 vs. Q3/13		% Change	Q3/12 vs. Q3/13		% Change	YTD 2012 vs. 2013		% Change
Funds flow from operations for comparative period	Q2/13	146.0		Q3/12	141.1		YTD 2012	349.1
Change due to:
Volume		(13.5)	(9)		(31.0)	(22)		74.4	21
Price		34.9	24		87.3	62		130.0	37
Realized losses on risk management contracts		(14.1)	(10)		(35.8)	(25)		(43.8)	(13)
Other income including sulphur		1.6	1		1.8	1		1.1	—
Royalty expense		0.1	—		(5.1)	(4)		(4.3)	(1)
Expenses:
Operating		4.2	3		0.1	—		(52.7)	(15)
Cash G&A		2.2	2		1.9	1		(1.1)	—
Interest & financing		—	—		(0.1)	—		(12.1)	(3)
Other expenses including transportation and NAL acquisition costs		0.1	—		1.3	1		14.4	4
Net change		15.5	11		20.4	14		105.9	30
Funds flow from operations	Q3/13	161.5		Q3/13	161.5		YTD 2013	455.0
Funds Flow from Operations increased 11 percent in the third quarter of 2013 compared to the prior quarter, boosted by increased commodity prices partly offset by lower volumes due to dispositions and increased realized commodity risk management losses. Aside from increased commodity prices, Funds Flow from Operations was also positively impacted by lower operating and cash G&A costs in the current quarter.
The 14 percent increase in Funds Flow from Operations, when comparing the current quarter to the same period last year, was due to higher realized commodity prices, partly offset by higher realized losses on commodity risk management and decreased volumes due to dispositions.
Funds Flow from Operations increased 30 percent in the first nine months of 2013 compared to the same period last year due to higher commodity prices, higher production volumes as a result of the NAL Acquisition and inclusion of Lindbergh thermal pilot production in the 2013 operating results. Partly offsetting these gains were increased operating, interest and financing expenses as well as higher realized losses on commodity risk management.
Net Income (Loss)
Pengrowth recorded a net loss of $107.3 million for the three months ended September 30, 2013, primarily due to $115.0 million of after-tax non-cash losses on dispositions, primarily from the Southeast Saskatchewan asset divestment.

The year to date net loss of $225.8 million was also impacted by the $125.3 million after-tax non-cash losses on dispositions of properties. Pengrowth recorded net income of $13.7 million in the nine months ended September 30, 2012, which was favorably impacted by a one time $73.5 million gain on the NAL Acquisition.
Adjusted Net Loss
Pengrowth reports Adjusted Net Loss to remove the effect of unrealized gains and losses and the impact of the one time acquisition gain as noted below in the Adjusted Net Loss table. However, one time after-tax non-cash losses on dispositions of properties of $115.0 million and $125.3 million for the three and nine months ended September 30, 2013, respectively, are included in Adjusted Net Loss.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	6

The following table provides a reconciliation of net income (loss) to Adjusted Net Loss:

	Three months ended			Nine months ended
($ millions)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Net income (loss) (1)	(107.3)	(53.4)	(23.8)	(225.8)	13.7
Exclude non-cash items included in net income (loss):
Unrealized gain (loss) on commodity risk management	(17.9)	31.8	(45.4)	(47.9)	31.1
Unrealized foreign exchange gain (loss) (2)	16.4	(30.8)	33.0	(34.8)	35.2
Unrealized loss on investments	—	(15.0)	—	(15.0)	—
Gain on acquisition	—	—	—	—	73.5
Tax effect on non-cash items above	2.4	(2.2)	7.4	18.4	(12.3)
Net change	0.9	(16.2)	(5.0)	(79.3)	127.5
Adjusted net loss	(108.2)	(37.2)	(18.8)	(146.5)	(113.8)

(1)
As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospectively to the second quarter of 2012. This impacts the disclosure for the nine months ended September 30, 2012.

(2)	Net of associated foreign exchange risk management contracts.
Pengrowth recorded an Adjusted Net Loss of $108.2 million in the third quarter of 2013 compared to $37.2 million in the prior quarter and $18.8 million in the third quarter of 2012. The quarterly Adjusted Net Loss increased mainly due to increased losses on dispositions of properties partly offset by an increase in Funds Flow from Operations and lower Depletion, Depreciation and Amortization ("DD&A").
Year over year Adjusted Net Loss increased $32.7 million also due to losses on dispositions of properties, partly offset by an increase in Funds Flow from Operations and the absence of impairment charges recorded in 2012.
Price Sensitivity
The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices after taking into account Pengrowth’s risk management contracts as at October 18, 2013:

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	($ millions)	$ Per Share
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$100.00	$1.00
Light oil (4)				7.1	0.014
Heavy oil (4)				3.0	0.006
Oil risk management (5)				(8.3)	(0.016)
NGLs				2.6	0.005
Net impact of $1/bbl change in WTI				4.4	0.009
AECO Natural Gas (2) (3)	Cdn$/Mcf	$3.40	$0.10
Natural gas				5.9	0.011
Natural gas risk management (5)				(0.2)	—
Net impact of $0.10/Mcf change in AECO				5.7	0.011

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at October 18, 2013 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes an average Cdn$ WTI to Edmonton light oil differential of approximately Cdn$7/bbl and a heavy oil differential of approximately Cdn$30/bbl.

(5)	Includes risk management contracts as at October 18, 2013.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	7

RESULTS OF OPERATIONS
(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.)
CAPITAL EXPENDITURES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Drilling, completions and facilities
Lindbergh (1)	93.9	38.7	2.1	170.4	25.8
Conventional	62.7	58.3	86.1	227.0	271.1
Total drilling, completions and facilities	156.6	97.0	88.2	397.4	296.9
Land & seismic acquisitions (2)	(0.1)	0.3	1.8	1.8	16.7
Maintenance capital	19.6	14.6	18.1	55.3	55.6
Development capital	176.1	111.9	108.1	454.5	369.2
Other capital (3)	0.1	2.0	2.5	1.6	4.3
Capital expenditures	176.2	113.9	110.6	456.1	373.5

(1)	2012 capital expenditures include production revenue and costs associated with the Lindbergh pilot.

(2)	Seismic acquisitions are net of seismic sales revenue.

(3)	Other capital includes equipment inventory and material transfers.
In the third quarter of 2013, Pengrowth spent $176.2 million on capital expenditures, following its strategy of selecting and executing projects that maximize cash flow and provide the highest rates of return, while continuing to invest in the first commercial phase of the Lindbergh thermal project. For the first nine months of 2013, capital spending amounted to $456.1 million.
In the third quarter of 2013, approximately 89 percent of capital expenditures were invested in drilling, completions and facilities, with the remaining 11 percent spent on maintenance, land, seismic and other capital. Pengrowth invested 53 percent of total third quarter capital expenditures in the Lindbergh commercial project. Pengrowth participated in the drilling of 31 (18.9 net) wells in the third quarter of 2013.
For the first nine months of 2013, approximately 87 percent of capital expenditures were invested in drilling, completions and facilities, with the remaining 13 percent spent on maintenance, land, seismic, and other capital. Pengrowth invested 37 percent of total year to date capital expenditures at Lindbergh. Pengrowth participated in the drilling of 154 (98.8 net) wells during this period.
Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics which result in higher netbacks compared to typical thermal projects. Based on positive pilot results during 2012, the 12,500 bbl/d first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013 and Alberta Environmental Protection and Enhancement Act approval was granted in July 2013.
Lindbergh is expected to provide Pengrowth with the potential to develop production of up to 50,000 bbl/d of bitumen over three phases. This is expected to be strong netback production with low decline rates and long reserve life together with low sustaining capital requirements resulting in a sustainable total return model that supports growth in cash flow per share and the ability to fund an attractive dividend.
In the first nine months of 2013, $170.4 million has been spent at Lindbergh including $93.9 million in the third quarter. Civil construction of the first 12,500 bbl/d commercial phase commenced in August, engineering is 90 percent complete, all major equipment has been ordered and skid fabrication is underway. Mechanical construction of the central processing facility and drilling of 23 additional well pairs to supplement the two well pairs currently producing at the Lindbergh pilot commenced on schedule in September 2013. The project remains on budget and on schedule with first steam from the commercial project expected in the fourth quarter of 2014 with first oil in early 2015.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	8

Operations at the pilot project continued to show strong results during the quarter with combined field production from the two well pairs averaging approximately 2,000 bbl/d of bitumen. The average Instantaneous Steam Oil Ratio ("ISOR") for the quarter was 1.8. Since steaming commenced in February 2012, cumulative production from the two well pairs exceeded 840,000 bbls of bitumen to September 30, 2013 or 35 percent of the estimated ultimate recovery of reserves for the pilot at a Cumulative Steam Oil Ratio ("CSOR") of 2.0. With significantly higher than expected production rates and the greater level of reserves recovered to date, engineering analysis and type curve forecasts suggest that the production rates from the pilot well pairs will soon commence their natural decline and, as expected, the ISOR will start to increase.
Conventional Oil and Gas
Pengrowth’s significant conventional oil and gas portfolio includes a large contiguous land base in the Greater Olds/Garrington area encompassing over 500 gross sections of land with stacked opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. An extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large conventional oil and gas accumulations in the Swan Hills area providing ongoing development projects with low decline production and strong cash flow.
In the third quarter, Pengrowth continued to achieve strong drilling and completion results, with 23 (14.2 net) wells being drilled in the Cardium formation with 100 percent success. Based on initial test data and early production results, the Cardium wells appear to be meeting or exceeding type curve expectations.
The remainder of the third quarter oil development program was executed in the Caroline, Garrington (Elkton) and Jenner areas with 8 (4.7 net) wells being drilled.
PRODUCTION

	Three months ended						Nine months ended
Daily production	Sept 30, 2013	% of total	June 30, 2013	% of total	Sept 30, 2012	% of total	Sept 30, 2013	% of total	Sept 30, 2012	% of total
Light oil (bbls)	27,102	32	28,302	32	31,110	33	28,602	33	26,698	32
Heavy oil (bbls)	8,812	11	8,523	10	6,502	7	8,351	10	6,508	8
Natural gas liquids (bbls)	9,847	12	10,867	12	10,779	11	10,476	12	10,435	13
Natural gas (Mcf)	225,081	45	241,307	46	275,357	49	237,063	45	235,943	47
Total boe per day	83,275		87,909		94,284		86,938		82,965
The current quarter average daily production decreased 5 percent compared to the prior quarter due to property dispositions, partly offset by the production additions from the ongoing Cardium development program. Comparing the current quarter to the same period last year, production decreased 12 percent due to property dispositions and natural gas production declines, partly offset by the production additions from the Cardium development program and inclusion of Lindbergh thermal pilot production in 2013 operating results.
Average daily production for the first nine months of 2013 increased 5 percent compared to the same period last year due to nine months of NAL production included year to date versus four months included during the same period last year, as well as the inclusion of Lindbergh thermal pilot production in 2013 results. These increases were partially offset by the 2013 property dispositions.
Light Oil
Third quarter light oil production decreased 4 percent compared to the prior quarter mainly due to the Southeast Saskatchewan light oil disposition, partly offset by the Cardium development program. The 13 percent decline in the current quarter light oil production compared to the same period last year was due to the Weyburn and Southeast Saskatchewan dispositions partly offset by the Cardium development program.
Light oil production increased 7 percent for the first nine months of 2013 compared to the same period last year due to the added NAL production and positive results from the Cardium development program, partly offset by the Weyburn and Southeast Saskatchewan dispositions.
Heavy Oil
Heavy oil production increased 3 percent comparing the third quarter to the second quarter of 2013 due to new production from the Jenner development program.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	9

Heavy oil production increased 36 and 28 percent, respectively, for the current quarter and the first nine months of 2013 compared to the same periods last year due to the inclusion of the Lindbergh thermal pilot production in the 2013 operating results and the Jenner development program.
NGLs
NGL production decreased 9 percent in the third quarter compared to both the prior quarter and the same period last year due to miscible flood injection timing at Judy Creek as well as pipeline restrictions and facility outages in the area.
NGL production remained unchanged for the first nine months of 2013 compared to the same period last year as added production from the NAL Acquisition was offset by the absence of a Sable Island condensate shipment year to date versus one shipment in the same period in 2012.
Natural Gas
Current quarter natural gas production decreased 7 and 18 percent, respectively, compared to the prior quarter and the same period last year due to 2013 property dispositions and natural declines as capital investment is directed to oil and liquids rich natural gas programs.
Natural gas production for the first nine months of 2013 compared to the same period last year remained unchanged as added production from the NAL Acquisition was offset by 2013 property dispositions and natural declines.
COMMODITY PRICES
Oil and Liquids Prices

	Three months ended			Nine months ended
(Cdn$/bbl)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Average Benchmark Prices
WTI oil	107.97	96.09	91.78	102.28	96.37
Edmonton differential	(3.08)	(2.95)	(8.48)	(6.64)	(9.49)
Edmonton par light oil	104.89	93.14	83.30	95.64	86.88
Average Realized Prices
Light oil	101.10	89.77	80.89	91.39	83.49
after realized commodity risk management	88.55	87.09	83.09	85.88	82.68
Heavy oil	88.19	69.24	64.03	70.18	66.68
Natural gas liquids	57.18	49.15	51.43	54.23	58.41
The third quarter WTI benchmark average oil price increased 12 percent and 18 percent compared to the second quarter of 2013 and the third quarter of 2012, respectively. For the nine months ended September 30, 2013, WTI increased by 6 percent from the same period in 2012. The third quarter Canadian benchmark Edmonton par price also increased 13 percent and 26 percent compared to the second quarter of 2013 and the third quarter of 2012, respectively. The Edmonton par price increased by 10 percent in the first nine months of 2013 compared to the same period in 2012. Global supply issues coupled with geopolitical concerns were the primary reasons for the increase in benchmark prices quarter over quarter and year over year.
The price differential between Edmonton par and WTI was essentially unchanged during the third quarter compared to the second quarter of 2013, but improved by 64 percent compared to the third quarter of 2012. For the nine months ended September 30, the price differential improved by 30 percent from the same period in 2012.
Pengrowth’s average realized price for light oil, after risk management activities, increased 2 percent in the third quarter, compared to the second quarter and 7 percent compared to the third quarter of 2012. For the nine months ended September 30, 2013, Pengrowth's average realized price for light oil increased 4 percent from the same period in 2012. The increases in the average realized light oil prices after commodity risk management were driven by higher Edmonton par prices partially offset by the impact of Pengrowth's risk management activities.
Pengrowth’s average realized heavy oil price increased 27 percent in the third quarter of 2013 compared to the second quarter of 2013 and 38 percent compared to the same quarter in 2012. For the nine months ended September 30, 2013, Pengrowth's realized price for heavy oil increased 5 percent compared to the same period in 2012. While the narrowing of the heavy oil differential benefited prices during the third quarter of 2013, the significant differentials experienced in the first quarter of 2013 impacted the nine months ended September 30, 2013 compared to the same period in 2012.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	10

Consistent with the benchmark increases, Pengrowth’s average realized price for NGLs in the third quarter increased 16 percent and 11 percent compared to the second quarter of 2013 and the third quarter of 2012, respectively. For the nine months ended September 30, 2013, Pengrowth’s realized NGL price declined by 7 percent compared to the same period in 2012 due to an increase in fractionation and transportation costs in 2013.
Natural Gas Prices

	Three months ended			Nine months ended
(Cdn$)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Average Benchmark Prices
NYMEX gas (per MMBtu)	3.63	4.10	2.88	3.84	2.59
AECO differential	(1.19)	(0.56)	(0.58)	(0.79)	(0.48)
AECO spot gas (per MMBtu)	2.44	3.54	2.30	3.05	2.11
Average Realized Prices
Natural gas (per Mcf) (1)	2.83	3.60	2.24	3.19	2.08
after realized commodity risk management	3.11	3.40	2.40	3.25	2.24

(1)	Average realized prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
The third quarter U.S. based NYMEX benchmark natural gas price declined 11 percent from the second quarter 2013 average price, but was 26 percent higher compared to the same period of 2012. For the nine months ended September 30, 2013, the NYMEX gas price increased by 48 percent compared to the same period of 2012. Improving supply and demand fundamentals are largely responsible for the recovery in natural gas prices.
The AECO spot gas price declined by 31 percent in the third quarter compared to the second quarter, but posted a modest 6 percent gain compared to the same period in 2012. The decline in AECO gas prices experienced in the third quarter resulted from changes in toll structures on one of the major gas pipelines, which led to higher costs for shippers, leading to a large buildup of storage in Alberta. This situation reversed at the end of the quarter and AECO prices returned to seasonal norms. Although the AECO differential also widened during the nine months ended September 30, 2013 due to the issue mentioned above, the AECO spot price increased 45 percent compared to the same period in 2012.
Pengrowth’s average realized natural gas price, after risk management activities, declined 9 percent in the third quarter compared to the second quarter, but increased by 30 percent from the same period in 2012. For the nine months ended September 30, 2013, Pengrowth’s natural gas realized price increased 45 percent compared to the same period in 2012 due to a higher benchmark price for natural gas, partially offset by lower realized gains on natural gas commodity risk management activities.
Total Average Realized Prices

	Three months ended			Nine months ended
($/boe)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Average realized price	56.64	51.56	43.53	52.06	45.35
after realized commodity risk management	53.32	50.15	44.73	50.40	45.55
Other production income including sulphur	0.74	0.52	0.45	0.60	0.58
Total oil and gas sales	54.06	50.67	45.18	51.00	46.13

Pengrowth’s total average realized price per boe, after risk management activities, increased 6 percent and 19 percent, from the second quarter of 2013 and the third quarter of 2012, respectively. For the nine months ended September 30, 2013, the average realized price increased 11 percent compared to the same period in 2012. The increase is primarily a result of higher Canadian benchmark prices for light and heavy oil due to a narrower differential for Edmonton par versus WTI as well as higher natural gas prices partly offset by lower realized prices for NGLs and losses on commodity risk management activities.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	11

Commodity Risk Management Gains (Losses)

	Three months ended			Nine months ended
	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Realized
Light oil ($ millions)	(31.3)	(6.9)	6.3	(43.0)	(5.9)
Light oil ($/bbl)	(12.55)	(2.68)	2.20	(5.51)	(0.81)
Natural gas ($ millions)	5.9	(4.4)	4.1	3.7	10.4
Natural gas ($/Mcf)	0.28	(0.20)	0.16	0.06	0.16
Combined ($ millions)	(25.4)	(11.3)	10.4	(39.3)	4.5
Combined ($/boe)	(3.32)	(1.41)	1.20	(1.66)	0.20
Unrealized
Unrealized commodity risk management assets (liabilities) at period end ($ millions)	(40.9)	(23.0)	7.5	(40.9)	7.4
Less: Unrealized commodity risk management assets (liabilities) at beginning of period ($ millions)	(23.0)	(54.8)	52.9	7.0	(42.1)
	(17.9)	31.8	(45.4)	(47.9)	49.5
Less: Commodity risk management assets, acquired with NAL - May 31, 2012 ($ millions)	—	—	—	—	18.4
Unrealized gain (loss) on commodity risk management contracts for the period ($ millions)	(17.9)	31.8	(45.4)	(47.9)	31.1
Pengrowth has an active risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability to cash flow in order to maintain its dividend and ensure capital expenditures are funded, including Lindbergh.
Realized gains (losses) vary period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contract. Realized losses result when the average fixed risk management contracted price is lower than the benchmarks, while realized gains are recorded when the average fixed risk management contracted price is higher than the benchmarks at settlement. Realized gains and losses are settled monthly. Third quarter of 2013 and year to date light oil realized commodity risk management losses were in response to WTI increasing relative to Pengrowth's average contracted price. The increase in natural gas realized commodity risk management gains in the current quarter compared the prior quarter and the same period last year was due to a decrease in the benchmark pricing relative to Pengrowth's average contracted price in place.
Unrealized gains (losses) also vary period to period and are a function of the volumes under risk management contract, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contract at the end of the period. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve while unrealized gains result when the forward price curve moves lower than the fixed price, with the magnitude of the gain being proportional to the movement in the forward price curve.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	12

Forward Contracts
The following table provides a summary of the minimum prices of the commodity risk management contracts in place at September 30, 2013 (see Note 14 to the unaudited Financial Statements for more information on Pengrowth's commodity risk management contracts):

Crude Oil (1)
Reference point	Volume (bbl/d)	Remaining term	% of 2013 total oil production Guidance (2)	Price/bbl ($Cdn)
WTI	23,500	Oct 1, 2013 - Dec 31, 2013	65%	93.87
WTI	23,000	Jan 1, 2014 - Dec 31, 2014	65%	94.51
WTI	19,199	Jan 1, 2015 - Dec 31, 2015	54%	93.74
Natural Gas (1)
Reference point	Volume (MMBtu/d)	Remaining term	% of 2013 total natural gas production Guidance	Price/MMBtu ($Cdn)
AECO & NGI Chicago Index	145,071	Oct 1, 2013 - Dec 31, 2013	63%	3.34
AECO & NGI Chicago Index	106,858	Jan 1, 2014 - Dec 31, 2014	46%	3.83
AECO & NGI Chicago Index	14,348	Jan 1, 2015 - Dec 31, 2015	6%	4.06
Power
Reference point	Volume (MW)	Remaining term	% of 2013 total power consumption	Price/MWh ($)
AESO	20	Oct 1, 2013 - Dec 31, 2013	20%	61.44
AESO	10	Jan 1, 2014 - Dec 31, 2014	10%	51.74
AESO	10	Jan 1, 2015 - Dec 31, 2015	10%	49.75

(1)	U.S. denominated contracts have been converted to Canadian dollars at the September 30, 2013 closing exchange rate.

(2)	Includes light and heavy crude oil.
At September 30, 2013, each Cdn$1/bbl change in future WTI oil prices results in approximately $17.0 million pre-tax change in the value of the crude risk management contracts, while each Cdn$0.25/MMBtu change in future natural gas prices results in approximately $14.2 million pre-tax change in the value of the natural gas risk management contracts. The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at September 30, 2013, revenue and cash flow would have been $40.9 million lower than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $40.9 million is composed of net liabilities of $44.7 million relating to risk management contracts expiring within one year and net assets of $3.8 million relating to risk management contracts expiring beyond one year.
Each Cdn$1/MWh change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Balance Sheets at their fair value and recognizes changes in fair value on the Statements of Income (Loss) as unrealized commodity risk management gains (losses). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded in oil and gas sales on the Statements of Income (Loss) and impact cash flow at that time. Realized commodity risk management gains (losses) on power contracts are recorded in operating expenses.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	13

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase risk management contracts by product volume or power consumption as follows:

Percent of Monthly Company Interest Production or Estimated Power Consumption	Forward Period
Up to 65%	1 - 24 Months
Up to 30%	25 - 36 Months
Up to 25%	37 - 60 Months
In September of 2013, Pengrowth's Board of Directors approved a one time risk management policy enhancement in order to stabilize cash flows throughout 2015 and 2016. Under this one time policy change, notwithstanding the 25-36 month forward period, Pengrowth can now enter into risk management contracts up to 50 percent of its production until the end of 2016.
OIL AND GAS SALES
Contribution Analysis
The following table shows the contribution of each product category to the overall sales inclusive of realized commodity risk management activities:

Oil and Gas Sales	Three months ended						Nine months ended
($ millions except percentages)	Sept 30, 2013	% of total	June 30, 2013	% of total	Sept 30, 2012	% of total	Sept 30, 2013	% of total	Sept 30, 2012	% of total
Light oil	220.8	53	224.3	56	237.8	61	670.6	56	604.8	58
Heavy oil	71.5	17	53.7	13	38.3	10	160.0	13	118.9	11
Natural gas liquids	51.8	13	48.6	12	51.0	13	155.1	13	167.0	16
Natural gas	64.4	16	74.6	18	60.9	15	210.4	17	144.8	14
Other income including sulphur	5.7	1	4.1	1	3.9	1	14.3	1	13.2	1
Total oil and gas sales	414.2		405.3		391.9		1,210.4		1,048.7
Price and Volume Analysis
Quarter ended September 30, 2013 versus Quarter ended June 30, 2013
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Quarter ended June 30, 2013	224.3	53.7	48.6	74.6	4.1	405.3
Effect of change in product prices and differentials	28.2	15.4	7.3	(16.0)	—	34.9
Effect of change in realized commodity risk management activities	(24.4)	—	—	10.3	—	(14.1)
Effect of change in sales volumes	(7.3)	2.4	(4.1)	(4.5)	—	(13.5)
Other	—	—	—	—	1.6	1.6
Quarter ended September 30, 2013	220.8	71.5	51.8	64.4	5.7	414.2

(1)	Primarily sulphur sales.
Light oil sales decreased 2 percent in the third quarter of 2013 compared to the prior quarter, as the effect of an increase in realized prices was offset by increased realized losses on oil risk management activities and lower production volumes due to property dispositions. Heavy oil sales increased 33 percent primarily due to an increase in the realized heavy oil price and increased sales volumes. NGL sales increased 7 percent due to an improvement in realized pricing partly offset by lower sales volumes. Natural gas sales decreased 14 percent due to a decrease in realized prices and volumes partly offset by gains on natural gas risk management activities.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	14

Quarter ended September 30, 2013 versus Quarter ended September 30, 2012
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Quarter ended September 30, 2012	237.8	38.3	51.0	60.9	3.9	391.9
Effect of change in product prices and differentials	50.4	19.6	5.2	12.1	—	87.3
Effect of change in realized commodity risk management activities	(37.6)	—	—	1.8	—	(35.8)
Effect of change in sales volumes	(29.8)	13.6	(4.4)	(10.4)	—	(31.0)
Other	—	—	—	—	1.8	1.8
Quarter ended September 30, 2013	220.8	71.5	51.8	64.4	5.7	414.2

(1)	Primarily sulphur sales.
Light oil sales decreased 7 percent in the third quarter of 2013 compared to the same period in 2012 due to lower sales volumes, due in part to asset sales, and increased realized losses on oil risk management activities, which were partly offset by an increase in realized prices. Heavy oil sales posted an 87 percent increase impacted by increased heavy oil prices as well as added production from the Lindbergh thermal pilot in the quarter. NGL sales remained relatively unchanged as the effect of increased realized prices was muted by lower sales volumes. Natural gas sales increased 6 percent due to an increase in realized prices and realized gains on risk management activities which were partly offset by a decrease in sales volumes.
Nine months ended September 30, 2013 versus Nine months ended September 30, 2012
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Nine months ended September 30, 2012	604.8	118.9	167.0	144.8	13.2	1,048.7
Effect of change in product prices and differentials	61.7	8.0	(11.9)	72.2	—	130.0
Effect of change in realized commodity risk management activities	(37.1)	—	—	(6.7)	—	(43.8)
Effect of change in sales volumes	41.2	33.1	—	0.1	—	74.4
Other	—	—	—	—	1.1	1.1
Nine months ended September 30, 2013	670.6	160.0	155.1	210.4	14.3	1,210.4

(1)	Primarily sulphur sales.
Light oil sales increased 11 percent in the first nine months of 2013 compared to the same period in 2012 due to higher realized prices and production volumes partly offset by increased losses on risk management activities. Heavy oil sales were 35 percent higher due to the addition of the Lindbergh thermal pilot production volumes as well as higher realized prices. NGL sales decreased 7 percent due to lower realized prices, while natural gas sales increased 45 percent due to a significant recovery in realized prices partly offset by decreased realized gains on risk management activities.
ROYALTY EXPENSE

($ millions except per boe amounts and percentages)	Three months ended			Nine months ended
	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Royalty expense	72.6	72.7	67.5	212.3	208.0
$/boe	9.47	9.09	7.78	8.95	9.15
Royalties as a percent of sales (%)	17.5	17.9	17.2	17.5	19.8
Royalties as a percent of sales excluding realized risk management contracts (%)	16.5	17.5	17.7	17.0	19.9
Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on sales before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	15

Royalty rates, as a percentage of sales excluding realized risk management activities, decreased from 17.5 percent in the second quarter of 2013 to 16.5 percent in the current quarter mainly due to favourable 2012 freehold mineral tax adjustments and the absence of one-time unfavourable prior period adjustments to the Enhanced Oil Recovery ("EOR") royalty incentives, recorded in the prior quarter. As a result of the freehold mineral tax adjustments the natural gas royalty expense for the current quarter was negative.
Royalty rates, as a percentage of sales excluding risk management, decreased from 17.7 percent in the third quarter 2012 to 16.5 percent in the current quarter. The primary reasons for the decrease are increased Gas Cost Allowance ("GCA"), favourable 2012 freehold mineral tax adjustments and other royalty incentives in the current quarter compared to the same period last year.
Royalty rates, as a percentage of sales excluding realized risk management activities, decreased from 19.9 percent for the nine months ended September 30, 2012 to 17.0 percent for the nine months ended September 30, 2013 due to lower royalty rates on the NAL acquired properties, higher GCA and favourable 2012 freehold mineral tax adjustments partly offset by a one-time unfavourable prior period EOR royalty incentive adjustment.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended			Nine months ended
	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Operating expenses (1)	125.6	129.8	125.7	373.3	320.6
$/boe	16.39	16.23	14.49	15.73	14.10

(1)	Prior periods restated to conform to presentation in the current period.
Third quarter of 2013 operating expenses decreased $4.2 million or 3 percent compared to the prior quarter mainly due to a decrease in electrical power costs, although still high relative to historical costs, and the absence of operating costs on disposed properties. These decreases were partly offset by increased subsurface, fluid disposal and continued higher non-operated costs related to leases, maintenance and trucking. On a per boe basis, current quarter operating costs increased $0.16/boe compared to the prior quarter as a result of higher costs indicated above, combined with lower production volumes.
Third quarter of 2013 operating expenses were unchanged from the same quarter last year as the inclusion of Lindbergh thermal pilot costs were offset by lower operating costs in the conventional operations. On a per boe basis, current quarter operating costs increased $1.90/boe compared to the same quarter last year due to lower production volumes from dispositions.
Comparing the first nine months of 2013 to the same period last year, operating expenses increased $52.7 million or 16 percent largely due to significantly increased power costs, additional non-operated partner expenses, additional operating costs resulting from the NAL Acquisition, as well as the inclusion of the Lindbergh thermal pilot expenses in 2013 results. On a per boe basis, year to date operating costs increased $1.63/boe compared to the same period last year due to the higher costs noted above, partly offset by higher production volumes in 2013.
Power is a large component (approximately 22 percent) of total operating expense, and when broken out on a commodity basis, represents approximately 40 percent of Pengrowth's oil operating expenses. Pengrowth's low decline, high netback, mature waterflood cash flow engines have relatively high operating costs due to the large water volumes that are produced and re-injected daily. As a result, Pengrowth's operating cost structure is very sensitive to power prices.
Third quarter operating expense of $16.39/boe was higher than anticipated largely as a result of significantly higher than budgeted power prices, higher non-operated partner expenses, taxes and fees, and increased fluid trucking costs. As many of these items are expected to continue to affect operating costs in the fourth quarter, Pengrowth has revised its 2013 full year operating expense Guidance to $15.70/boe.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	16

TRANSPORTATION COSTS

($ millions except per boe amounts)	Three months ended			Nine months ended
	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Transportation costs	8.4	7.3	5.7	21.6	18.3
$/boe	1.10	0.91	0.66	0.91	0.81
Transportation costs increased 15 percent in the third quarter of 2013 compared to the prior quarter as higher sales oil trucking costs were incurred due to pipeline restrictions at Judy Creek, Medicine River and Sylvan Lake. Additional sales oil trucking at Lochend also contributed to the increase. Current quarter transportation costs increased 47 percent compared to the same period last year due to the above mentioned increase in trucking costs in the current quarter and inclusion of Lindbergh transportation costs in 2013 results. On a per boe basis, current quarter transportation costs increased 21 and 67 percent compared to the second quarter of 2013 and third quarter of 2012, respectively.
In comparison to the same period last year, transportation costs increased 18 percent for the first nine months of 2013, also driven by inclusion of Lindbergh transportation costs and higher sales oil trucking costs at Lochend. On a per boe basis, transportation costs increased 12 percent due to the impact of increased costs and a change to a more oil and liquids rich natural gas production mix.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	17

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Statements of Income (Loss) and dividing by production. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures. The sales price used in the calculation of operating netbacks is after realized commodity risk management gains (losses).

	Three months ended			Nine months ended
Combined Netbacks ($/boe)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Oil & gas sales	54.06	50.67	45.18	51.00	46.13
Royalties	(9.47)	(9.09)	(7.78)	(8.95)	(9.15)
Operating expenses (1)	(16.39)	(16.23)	(14.49)	(15.73)	(14.10)
Transportation costs	(1.10)	(0.91)	(0.66)	(0.91)	(0.81)
Operating netback (1)	27.10	24.44	22.25	25.41	22.07
	Three months ended			Nine months ended
Light Oil Netbacks ($/bbl)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Sales (includes other income)	88.89	87.57	83.44	86.26	83.23
Royalties	(20.76)	(18.60)	(15.73)	(18.14)	(18.04)
Operating expenses (1)	(17.38)	(17.87)	(17.37)	(17.42)	(16.29)
Transportation costs	(1.93)	(1.40)	(0.93)	(1.49)	(1.35)
Operating netback (1)	48.82	49.70	49.41	49.21	47.55
	Three months ended			Nine months ended
Heavy Oil Netbacks ($/bbl)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Sales	88.19	69.24	64.03	70.18	66.68
Royalties	(12.79)	(9.23)	(13.62)	(9.76)	(12.98)
Operating expenses (1)	(19.91)	(19.49)	(17.66)	(19.52)	(16.78)
Transportation costs	(1.93)	(2.10)	(0.74)	(1.71)	(1.01)
Operating netback (1)	53.56	38.42	32.01	39.19	35.91
	Three months ended			Nine months ended
NGLs Netbacks ($/bbl)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Sales	57.18	49.15	51.43	54.23	58.41
Royalties	(15.43)	(14.46)	(13.30)	(15.29)	(17.06)
Operating expenses (1)	(15.79)	(16.14)	(12.38)	(15.14)	(12.78)
Transportation costs	(0.04)	(0.06)	(0.31)	(0.06)	(0.22)
Operating netback (1)	25.92	18.49	25.44	23.74	28.35
	Three months ended			Nine months ended
Natural Gas Netbacks ($/Mcf)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Sales (includes other income)	3.34	3.53	2.52	3.43	2.38
Royalties (2)	0.17	(0.15)	(0.05)	(0.04)	(0.06)
Operating expenses (1)	(2.51)	(2.40)	(2.10)	(2.31)	(2.09)
Transportation costs	(0.09)	(0.09)	(0.09)	(0.09)	(0.09)
Operating netback ($/Mcf) (1)	0.91	0.89	0.28	0.99	0.14
Operating netback ($/boe) (1)	5.46	5.34	1.68	5.94	0.84

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Third quarter of 2013 contains a favourable freehold mineral tax adjustment.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	18

Pengrowth realized a weighted average operating netback of $27.10/boe in the third quarter of 2013, up 11 percent from a $24.44/boe average netback in the second quarter of 2013 largely due to an increase in realized prices most prominently in heavy oil prices. The netback increased 22 percent when comparing the current quarter to the same period last year also due to increased realized prices. Similarly, the operating netback increased 15 percent when comparing the first nine months of 2013 to the same period last year primarily due to higher realized oil and natural gas prices.
The heavy oil netback increased 39 percent in the third quarter of 2013 compared to the second quarter and 67 percent compared to the third quarter of 2012 due to a significant improvement in realized prices resulting from shrinking heavy oil differentials experienced in the third quarter of 2013.
The natural gas netback remained relatively unchanged in the current quarter compared to the prior quarter. Compared to the same period last year, however, the current quarter natural gas netback more than tripled, mainly due to a significant increase in natural gas prices and favourable freehold mineral tax adjustments resulting in a negative royalty expense for the quarter. The natural gas netback increased by $0.85/Mcf in the first nine months of 2013 compared to the same period last year also due to a significant increase in natural gas prices.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Cash G&A expense (1)	20.0	22.2	21.9	66.1	65.0
$/boe	2.61	2.78	2.52	2.79	2.86
Non-cash G&A expense	4.4	4.5	3.8	12.5	10.9
$/boe	0.57	0.56	0.44	0.52	0.48
Total G&A (1)	24.4	26.7	25.7	78.6	75.9
$/boe	3.18	3.34	2.96	3.31	3.34

(1)	Prior periods restated to conform to presentation in the current period.
Third quarter cash G&A expenses were $2.2 million lower compared to the prior quarter primarily due to lower personnel costs as Pengrowth continues to focus on matching administrative costs with property dispositions. Also contributing to lower current quarter G&A expenses were reduced professional fees. On a per boe basis, cash G&A costs decreased 6 percent impacted by lower costs in the current quarter.
Comparing the current quarter to the same period last year, cash G&A expenses decreased $1.9 million mainly due to lower personnel costs. However, on a per boe basis, cash G&A costs increased 4 percent in the current quarter compared to the same period last year as the lower costs were offset by a 12 percent decline in production.
Cash G&A costs for the first nine months of 2013 increased $1.1 million compared to the same period last year primarily due to higher software costs. On a per boe basis, however, cash G&A costs decreased 2 percent reflecting the benefit of increased production from the NAL Acquisition.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans ("LTIP"). See Note 11 to the unaudited Financial Statements for additional information. The compensation costs associated with these plans are expensed over the applicable vesting period. Third quarter of 2013 non-cash G&A expense remained relatively unchanged compared to the prior quarter.
Non-cash G&A expense increased $0.6 million and $1.6 million in the third quarter and the first nine months of 2013, respectively, compared to the same periods in 2012 due to new LTIP grants in 2013.
During the three months ended September 30, 2013, approximately $3.8 million (September 30, 2012 - $2.0 million) of G&A costs were capitalized to property, plant and equipment. For the nine months ended September 30, 2013, approximately $12.1 million (September 30, 2012 - $7.9 million) were capitalized.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	19

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Nine months ended
($ millions except per boe amounts)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Depletion, depreciation and amortization	135.7	153.8	161.9	443.9	402.2
$/boe	17.71	19.23	18.66	18.70	17.69
Accretion	4.9	5.3	5.8	15.6	14.7
$/boe	0.64	0.66	0.67	0.66	0.65
Depletion expense decreased 12 and 16 percent in the third quarter of 2013 compared to the prior quarter and third quarter of 2012, respectively, mainly due to dispositions of properties with relatively high depletion rates. During the first nine months of 2013, depletion expense increased 10 percent compared to the prior year, due to the additional depletion on property, plant and equipment from the NAL Acquisition, partly offset by property dispositions.
Accretion expense decreased in the third quarter of 2013 compared to the prior quarter and the third quarter of 2012 mainly due to decreases in the ARO liabilities resulting from property dispositions and the change in the discount rate in the second quarter of 2013. Accretion expense increased 6 percent for the first nine months of 2013 compared to the same period last year due to an increase in ARO from the NAL Acquisition, partly offset by decreases to the ARO liabilities from the property dispositions and change in the discount rate.
EXPLORATION AND EVALUATION ASSETS
A substantial portion of the $419.3 million Exploration and Evaluation ("E&E") asset on the Balance Sheets relates to the Groundbirch project in northeast B.C. The future recoverability of the book value is dependent on expectations of future natural gas prices, which could impact management’s decisions relating to drilling commitments and lease retention. In the future, if management decides to not move the project forward then a significant portion of the E&E balance could be derecognized. The project currently meets Pengrowth’s investment hurdles given today’s price forecasts, however the economics on oil projects are more favorable and therefore the Corporation has directed its capital budget to the development of conventional and thermal oil projects.
INTEREST AND FINANCING CHARGES

	Three months ended			Nine months ended
($ millions)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Interest and financing charges	25.5	24.6	23.6	75.6	60.7
Capitalized interest	(1.8)	(0.9)	—	(2.8)	—
Total interest and financing charges	23.7	23.7	23.6	72.8	60.7
At September 30, 2013, Pengrowth had approximately $1.6 billion in total long term debt composed of $1.4 billion of fixed rate debt and $0.2 billion in convertible debentures. Total long term debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 5.7 percent and convertible debentures with a 6.25 percent coupon. At September 30, 2013, Pengrowth had no drawings on its syndicated bank facility.
Total interest and financing charges were virtually unchanged in the third quarter of 2013 compared to the prior quarter and third quarter of 2012 as fees expensed on an old syndicated bank facility and higher standby fees during the quarter were offset by higher capitalized interest.
Total interest and financing charges increased $12.1 million or 20 percent for the first nine months of 2013 compared to the same period last year. This was predominately a result of incremental interest expense on the debt and convertible debentures assumed with the NAL Acquisition on May 31, 2012 and was partly offset by an increase in capitalized interest of $2.8 million.
Pengrowth is required under IFRS to capitalize interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. During the three months ended September 30, 2013, $1.8 million (September 30, 2012 – $nil) of interest was capitalized on the Lindbergh thermal project to property, plant and equipment using a capitalization rate of 5.7 percent (September 30, 2012 – nil). During the nine months ended September 30, 2013, $2.8 million (September 30, 2012 – $nil) of interest was capitalized on the Lindbergh thermal project to property, plant and equipment using a capitalization rate of 5.7 percent (September 30, 2012 – nil).

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	20

Pengrowth has various floating to fixed interest rate swap contracts which were acquired with NAL in 2012, the last of which expire in March 2014. Under these contracts, Pengrowth pays a fixed rate and receives a floating rate, the Canadian three months Bankers Acceptance CDOR ("Canadian Depository Offered Rate"), on the notional amounts. The fair value of the interest rate derivative contracts has been included on the Balance Sheets with changes in the fair value reported separately on the Statements of Income (Loss) as part of interest and financing charges. See Note 14 to the unaudited Financial Statements for additional information.
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax reduction of $32.3 million in the third quarter of 2013 compared to deferred tax reductions of $5.4 million and $11.7 million in the prior quarter and the third quarter of 2012, respectively. For the first nine months of 2013, Pengrowth recorded a $54.6 million deferred tax reduction compared to a $21.9 million reduction in the same period last year.
No current income taxes were paid by Pengrowth in the third quarter of 2013. See Note 9 to the unaudited Financial Statements for additional information.

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Nine months ended
($ millions)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Currency exchange rate ($1Cdn = $U.S.) at period end	0.97	0.95	1.02	0.97	1.02
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	26.1	(43.5)	31.8	(43.5)	30.6
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	(4.5)	(3.7)	0.3	(3.3)	(0.4)
	21.6	(47.2)	32.1	(46.8)	30.2
Unrealized gain (loss) on U.S. foreign exchange risk management contracts	(9.8)	12.5	1.0	9.0	2.6
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	4.6	3.9	(0.1)	3.0	2.4
	(5.2)	16.4	0.9	12.0	5.0
Total unrealized foreign exchange gain (loss)	16.4	(30.8)	33.0	(34.8)	35.2
Total realized foreign exchange gain (loss)	(0.1)	1.3	—	1.3	(0.4)
Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and any new foreign debt issued.
The third quarter of 2013 unrealized gain on foreign denominated debt was $21.6 million compared to a loss of $47.2 million in the prior quarter. This change was mainly the result of the Canadian dollar strengthening relative to the U.S. dollar in the third quarter of 2013 as opposed to its weakening in the second quarter of 2013. The unrealized gain on foreign denominated debt decreased by $10.5 million in the current quarter compared to the same period last year as strengthening of the Canadian dollar was less prominent in the current quarter. The additional U.S. term debt issued in October of 2012 also contributed to the change.
The unrealized loss on foreign denominated debt for the first nine months of 2013 was $46.8 million compared to an unrealized gain of $30.2 million in the same period last year. The current year to date unrealized loss is due to the Canadian dollar weakening in the period and additional U.S. term debt issued in October of 2012 in contrast to the same period last year during which the Canadian dollar strengthened resulting in unrealized gains.
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt. At September 30, 2013 the fair value of these foreign exchange derivative contracts was an asset of $11.1 million included on the Balance Sheets

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	21

with changes in the fair value between Balance Sheet dates reported on the Statements of Income (Loss) as an unrealized foreign exchange (gain) loss. In the second quarter of 2013, Pengrowth realized a foreign exchange gain of $1.7 million relating to a swap that settled in April of 2013.

Contract type	Settlement date	Amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	50	70%	0.98
Swap	July 2017	250	63%	0.97
Swap	August 2018	125	47%	0.96
Swap	October 2019	15	43%	0.94
Swap	May 2020	20	17%	0.95
		460	39%
To mitigate the fluctuations in the U.K. pound sterling denominated long term debt Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63
At September 30, 2013, each Cdn$0.01 exchange rate change would result in approximately a $4.6 million pre-tax change in the fair value of the U.S. risk management contracts and a $0.7 million pre-tax change in the fair value of the U.K. risk management contracts.
ASSET RETIREMENT OBLIGATIONS
For the first nine months of 2013, Pengrowth’s ARO liability decreased by $192.5 million mainly due to a change in the risk free discount rate from 2.5 percent to 2.9 percent resulting from an increase in the long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. This resulted in a downward revision of $120.4 million with the offset recorded in property, plant and equipment. The ARO liability also decreased by $70.3 million due to 2013 property dispositions.
Pengrowth has estimated the net present value of its total ARO to be $676.4 million as at September 30, 2013 (December 31, 2012 – $868.9 million), based on a total escalated future liability of $2.2 billion (December 31, 2012 – $2.4 billion). These costs are expected to be incurred over 65 years with the majority of the costs to be incurred between 2036 and 2077. A risk free discount rate of 2.9 percent per annum and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO at September 30, 2013.
ACQUISITIONS AND DISPOSITIONS

	Three months ended			Nine months ended
($ millions)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Property acquisitions	(3.0)	(0.4)	(5.5)	(3.9)	(47.9)
Proceeds on property dispositions	626.4	9.8	15.2	952.4	17.5
Net cash (acquisitions) dispositions	623.4	9.4	9.7	948.5	(30.4)
In the first nine months of 2013, Pengrowth successfully closed the disposition of the non-operated Weyburn property, non-core Southeast Saskatchewan assets and other minor properties for proceeds of $952.4 million, net of closing adjustments. As previously announced, proceeds were used to pay down the term credit facility with the remainder intended to notionally fund the first commercial phase of Lindbergh.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	22

WORKING CAPITAL
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Balance Sheets, excluding the current portion of long term debt.
At September 30, 2013, Pengrowth had a working capital surplus as current assets exceeded current liabilities by $367.4 million due to a cash balance of $583.0 million on hand after property dispositions.
FINANCIAL RESOURCES AND LIQUIDITY

As at:	Sept 30, 2013	Dec 31, 2012	Sept 30, 2012
($ millions, except ratios and percentages)
Term credit facilities	—	160.0	496.0
Senior unsecured notes (1)	1,366.8	1,370.6	978.1
Long term debt	1,366.8	1,530.6	1,474.1
Convertible debentures	236.3	237.1	237.3
Total debt excluding working capital	1,603.1	1,767.7	1,711.4
Working capital (surplus) deficiency (2)	(367.4)	(178.5)	167.4
Total debt	1,235.7	1,589.2	1,878.8
Twelve months trailing:	Sept 30, 2013	Dec 31, 2012	Sept 30, 2012
Net income (loss) (3)	(226.8)	12.7	4.7
Add (deduct):
Interest and financing charges	98.5	86.4	81.8
Deferred tax reduction	(64.7)	(32.0)	(35.6)
Depletion, depreciation, amortization and accretion	630.3	587.7	538.5
Impairment of assets	—	78.3	105.7
(Gain) loss on disposition of properties	167.7	(10.0)	(19.9)
Other non-cash (3)	138.2	(97.9)	(73.2)
Adjusted EBITDA	743.2	625.2	602.0
Total debt excluding working capital to adjusted EBITDA	2.2	2.8	2.8
Total debt to adjusted EBITDA (4)	1.7	2.5	3.1
Total capitalization (5)	5,061.1	5,779.5	6,103.7
Total debt as a percentage of total capitalization	24.4%	27.5%	30.8%

(1)	Includes current portion of senior unsecured notes.

(2)	Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Balance Sheets, excluding the current portion of long term debt.

(3)
As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospectively to the second quarter of 2012 with no impact to the Adjusted EBIDTA. This only impacts the September 30, 2012 column.

(4)
The December 31, 2012 ratio in the table only includes seven months of Adjusted EBITDA from the NAL acquisition. Including the prior five months of NAL Adjusted EBITDA would result in a total debt to Adjusted EBITDA ratio of approximately 2.2x. The September 30, 2012 ratio in the table only includes four months of Adjusted EBITDA from the NAL Acquisition. Including the prior eight months of NAL Adjusted EBITDA would result in a total debt to Adjusted EBITDA ratio of approximately 2.5x.

(5)	Total capitalization includes total debt plus Shareholders' Equity per the Balance Sheets.
At September 30, 2013, total debt decreased $353.5 million from December 31, 2012 due to a higher working capital surplus at the current period end and a zero balance on the term credit facility. Total debt also decreased $643.1 million from September 30, 2012 due to re-payment of the term credit facility and a working capital surplus at the current period end compared to a deficit at September 30, 2012.
The trailing twelve months total debt to Adjusted EBITDA ratio decreased to 1.7x at September 30, 2013, compared to 2.5x at December 31, 2012 and 3.1x at September 30, 2012 due to an increase in Adjusted EBITDA and decrease in total debt.
Term Credit Facilities
Pengrowth maintains a $1 billion revolving credit facility which was undrawn and had $30 million in outstanding letters of credit at September 30, 2013. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks, and can be

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	23

extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. The facility was renewed in July of 2013 and now has a maturity date of July 26, 2017 with all other material terms and conditions remaining unchanged.
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At September 30, 2013, this facility was undrawn and had $0.8 million of outstanding letters of credit. When utilized together with any overdraft amounts, this facility appears on the Balance Sheets as a current liability in bank indebtedness.
Together, these two facilities and the cash balance of $583.0 million provided Pengrowth with approximately $1.6 billion of combined credit capacity and cash at September 30, 2013, with the ability to expand the facilities by an additional $250 million.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at September 30, 2013.
There were no changes to Pengrowth’s covenants in the nine months ended September 30, 2013. Details are included in the December 31, 2012 MD&A. All loan agreements can be found on SEDAR (www.sedar.com) filed under "Other" or "Material Document".
Dividend Reinvestment Plan
Pengrowth’s Dividend Reinvestment Plan ("DRIP") allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price of Pengrowth’s common shares as determined by the plan.
During the three months ended September 30, 2013, 2.0 million shares were issued for cash proceeds of $11.0 million under the DRIP program, compared to 2.3 million shares issued for cash proceeds of $11.2 million in the second quarter of 2013. During the nine months ended September 30, 2013, 6.7 million shares were issued under the DRIP program for cash proceeds of $33.2 million compared to 6.3 million shares (14.7 million shares including the now suspended Premium DividendTM plan) for total proceeds of $49.2 million ($109.7 million including the now suspended Premium DividendTM plan) for the same period last year.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 14 to the unaudited Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides Funds Flow from Operations, dividends declared, the excess of Funds Flow from Operations over dividends, and Payout Ratio:

	Three months ended			Nine months ended
($ millions, except per share amounts)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Funds flow from operations	161.5	146.0	141.1	455.0	349.1
Dividends declared	62.3	62.1	60.6	186.0	223.1
Funds flow from operations less dividends declared	99.2	83.9	80.5	269.0	126.0
Per share	0.19	0.16	0.16	0.52	0.30
Payout ratio (1)	39%	43%	43%	41%	64%

(1)	Payout Ratio is calculated as dividends declared divided by Funds Flow from Operations.
Funds Flow from Operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 14 to the unaudited Financial Statements.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	24

The following table provides the Net Payout Ratio when the proceeds of the DRIP are netted against dividends declared to reflect Pengrowth’s net cash outlay:

	Three months ended			Nine months ended
($ millions, except per share amounts)	Sept 30, 2013	June 30, 2013	Sept 30, 2012	Sept 30, 2013	Sept 30, 2012
Proceeds from Dividend Reinvestment plan (1)	11.0	11.2	41.0	33.2	109.7
Per share	0.02	0.02	0.08	0.06	0.26
Net payout ratio (%) (2)	32%	35%	14%	34%	32%

(1)	Premium Dividend™ program was suspended in December of 2012. The 2012 comparative figures include the proceeds from the Premium Dividend™ program.

(2)	Net Payout Ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment plan divided by Funds Flow from Operations.
DRIP participation was equivalent to approximately 18 percent of the total dividend in the third quarter of 2013.

DIVIDENDS
The Board of Directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Although the corporation is committed to maintaining the dividend, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Business Corporations Act (Alberta).
Dividends are generally paid to shareholders on or about the fifteenth day of the month. Pengrowth paid $0.04 per share in each of the nine months January through September of 2013 for an aggregate cash dividend of $0.36 per share. For the same period in 2012, Pengrowth paid $0.07 per share in each of the months January through July and $0.04 per share in August and September of 2012 for an aggregate cash dividend of $0.57 per share.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	25

SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2013, 2012 and 2011.

2013	Q1	Q2	Q3
Oil and gas sales ($ millions)	390.9	405.3	414.2
Net loss ($ millions)	(65.1)	(53.4)	(107.3)
Net loss per share ($)	(0.13)	(0.10)	(0.21)
Net loss per share - diluted ($)	(0.13)	(0.10)	(0.21)
Adjusted net loss ($ millions)	(1.1)	(37.2)	(108.2)
Funds flow from operations ($ millions)	147.5	146.0	161.5
Dividends declared ($ millions)	61.6	62.1	62.3
Dividends declared per share ($)	0.12	0.12	0.12
Daily production (boe/d)	89,702	87,909	83,275
Total production (Mboe)	8,073	8,000	7,661
Average realized price ($/boe)	47.85	50.16	53.32
Operating netback ($/boe)	24.79	24.44	27.10
2012	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	328.5	328.3	391.9	431.6
Net income (loss) ($ millions) (1)	0.7	36.8	(23.8)	(1.0)
Net income (loss) per share ($) (1)	—	0.09	(0.05)	—
Net income (loss) per share - diluted ($) (1)	—	0.09	(0.05)	—
Adjusted net income (loss) ($ millions)	(5.4)	(89.6)	(18.8)	24.1
Funds flow from operations ($ millions)	113.6	94.4	141.1	189.7
Dividends declared ($ millions)	76.1	86.4	60.6	61.3
Dividends declared per share ($)	0.21	0.21	0.12	0.12
Daily production (boe/d)	75,618	78,870	94,284	94,039
Total production (Mboe)	6,881	7,177	8,674	8,652
Average realized price ($/boe)	47.14	45.00	44.73	49.36
Operating netback ($/boe) (2)	22.48	21.47	22.25	27.87
2011	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	340.9	356.7	366.9	389.2
Net income (loss) ($ millions)	5.4	88.5	(0.5)	(9.0)
Net income (loss) per share ($)	0.02	0.27	—	(0.03)
Net income (loss) per share - diluted ($)	0.02	0.27	—	(0.03)
Adjusted net income ($ millions)	35.9	30.0	22.9	22.3
Funds flow from operations ($ millions)	146.8	151.7	150.4	171.1
Dividends declared ($ millions)	68.6	68.9	69.2	73.5
Dividends declared per share ($)	0.21	0.21	0.21	0.21
Daily production (boe/d)	73,634	70,958	74,568	76,691
Total production (Mboe)	6,627	6,457	6,860	7,056
Average realized price ($/boe)	51.15	54.41	52.68	54.28
Operating netback ($/boe) (2)	28.18	29.49	27.59	30.64

(1)	As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012.

(2)	Prior periods restated to conform to presentation in the current period.

Third quarter of 2013 production was lower than the preceding four quarters mainly due to property dispositions, while average realized prices improved to the highest levels since 2011 resulting in the highest operating netback year to date.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	26

First quarter of 2013 production was lower than third and fourth quarters of 2012 due to natural gas production declines, property dispositions, third party processing restrictions as well as the absence of the Sable Island condensate shipment. Production increased in the second, third and fourth quarters of 2012, primarily as a result of the NAL Acquisition on May 31, 2012. In addition to natural declines, production changes were also a result of production limitations due to a Sable Island Venture platform outage since the third quarter of 2012 through to the current quarter.
Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, gain on acquisition, unrealized gain (loss) on investments, accretion of ARO, unrealized risk management gains (losses), unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred taxes. Funds Flow from Operations was also impacted by changes in royalty expense, operating and general and administrative costs.
COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Contractual commitments relating to the Lindbergh thermal project totaled $33.8 million at September 30, 2013. These contractual commitments have decreased from June 30, 2013 as expenditures have been incurred during the third quarter.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 28, 2013 available on SEDAR at www.sedar.com.
CHANGES IN ACCOUNTING POLICIES
On January 1, 2013, Pengrowth adopted new standards with respect to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011), IFRS 13 Fair Value Measurement and IFRS 7 Amendments to Financial Instrument Disclosures. The adoption of these standards had no impact on the amounts recorded in the Financial Statements as at January 1, 2013, but did result in additional disclosures with regards to IFRS 13 and IFRS 7.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended September 30, 2013, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before September 30, 2013 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Financial Statements. During the interim period ended September 30, 2013, no change occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PENGROWTH Third Quarter 2013 Management’s Discussion & Analysis	27